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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 27 2017
Washington DC

SEC FILE NUMBER
8- 34765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brandon Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5101 Wheelis Rd. Suite 112
(No. and Street)

Memphis (City) | TN (State) | 38117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Brandon
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dollar Logsdon, CPA
(Name – *if individual, state last, first, middle name*)

3208 Jameston Dr. (Address) | Flower Mound (City) | TX (State) | 75028 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2ms

OATH OR AFFIRMATION

I, Ray Brandon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brandon Investments Inc., as of 12/31/16, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


E. DENBY BRANDON, III
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY

Signature

CEO
Title

E. W. B. III.
Notary Public

My Commission Expires December 9, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRANDON INVESTMENTS, INC.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2016

TABLE OF CONTENTS | Page

Brandon Investments, Inc.
December 31, 2016



Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

February 27, 2017

INDEPENDENT AUDITOR'S REPORT

To the Boards
Brandon Investments, Inc.

We have audited the accompanying statement of financial condition of Brandon Investments, Inc. as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Brandon Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandon Investments, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Brandon Investments, Inc.'s financial statements. The supplemental information is the responsibility of Brandon Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dollar Logsdon

Dollar Logsdon CPA

Flower Mound, Texas
February 27, 2017

STATEMENT OF FINANCIAL CONDITION

Brandon Investments, Inc.
December 31, 2016

ASSETS

Cash and cash equivalents	$ 238,696
Cash segregated under federal regulations	17
Investments-money market mutual fund	1,138
Commissions receivable	15,084
Due from affiliate	102,209
Prepaid expenses	7,792
Furniture and equipment, net	4,180
Deferred tax asset	6,769
Total assets	$ 375,885

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 435
Accrued payroll taxes	9
Accrued state franchise and excise tax	885
Total liabilities	1,329
Stockholders' equity	
Common stock, no par value, 100 shares authorized and issued	4,996
Retained earnings	446,605
Subtotal	451,601
Treasury stock, at cost, 26 shares	(77,045)
Total stockholders' equity	374,556
Total liabilities and stockholders' equity	$ 375,885

See notes to financial statements.

STATEMENT OF INCOME

Brandon Investments, Inc.
Year Ended December 31, 2016

Revenues	
Commissions	$ 704,588
Gain on life insurance proceeds	166,724
Interest income	772
	872,084
Expenses	
Automobile expense	4,129
Depreciation	1,821
Dues and publications	14,832
Entertainment	7,316
Insurance	104,864
Miscellaneous expense	1,290
Office supplies and expense	12,032
Postage	3,647
Professional services	36,092
Profit sharing	201,000
Rent	37,851
Salaries	1,130,816
Taxes and licenses	55,100
Telephone	11,092
Travel	19,134
Administrative overhead reimbursement	(892,108)
	748,908
Income before income taxes	123,176
Income tax (benefit)	(9,010)
Net income	$ 132,186
	=========

See notes to financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Brandon Investments, Inc.
Year Ended December 31, 2016

	Treasury Stock	Common Stock	Retained Earnings	Total
Balance at January 1, 2016		$ 4,996	$ 314,419	$ 319,415
Purchase of treasury stock	(77,045)			(77,045)
Net income		---	132,186	132,186
Balance at December 31, 2016	$ (77,045)	$ 4,996	$ 446,605	$ 374,556
	========	=======	========	========

See notes to financial statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATIED TO
CLAIMS OF GENERAL CREDITORS

Brandon Investments, Inc.
Year Ended December 31, 2016

Subordinated liabilities at January 1, 2016	$	---
No activity during year		---
Subordinated liabilities at December 31, 2016	$	---

See notes to financial statements.

STATEMENT OF CASH FLOWS

Brandon Investments, Inc.
Year Ended December 31, 2016

Cash flows from operating activities		
Net income	$ 132,186	
Adjustments to reconcile net income to net cash used for operating activities:		
Depreciation	1,821	
Deferred income taxes	(6,769)	
Decrease in cash value life insurance	201,335	
Changes in operating assets and liabilities:		
Accounts receivable	822	
Due from (to) affiliate	(119,608)	
Prepaid expenses	943	
Accounts payable	(2,186)	
Accrued state franchise and excise taxes	96	
Accrued payroll taxes	(20)	
Net cash used for operating activities		$ 208,620
Cash flows from investing activities		
Purchases of furniture and equipment		(1,950)
Cash flows from financing activities		
Purchase of treasury stock		(77,045)
Net increase in cash and cash equivalents		$ 129,625
Cash and cash equivalents at beginning of year		109,071
Cash and cash equivalents at end of year		$ 238,696

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS

Brandon Investments, Inc.
December 31, 2016

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Brandon Investments, Inc. (the Company) was organized on July 16, 1982, as a support organization of its affiliate corporation, Brandon Financial Planning, Inc. The Company operates in Tennessee as a Securities and Exchange Commission (SEC) registered broker dealer and a member of the Financial Industry Regulatory Authority (FINRA) and sells shares of open end investment companies or unit investment trusts, life insurance, and annuities. The Company derives its income from commissions on these sales. Commissions are recognized as the related services are performed.

The Company is exempt from provisions of SEC rule 15c3-3 under the Securities Exchange Act of 1934, in accordance with provisions of SEC rule 15c3-3(k)(2)(i).

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash equivalents to include all highly liquid temporary interest-bearing deposits having an original maturity of three months or less.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the assets.

Continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities which relate to the cash basis of accounting used to prepare the income tax returns. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company accounts for uncertain tax positions as a contingency in accordance with GAAP. No amounts have been recognized or disclosed as a result of this implementation. The Company would record interest expense and penalties related to uncertain tax positions as interest expense and other expense, respectively. Income tax returns for 2013 and subsequent years are subject to examination by taxing authorities.

Fair Value of Assets and Liabilities

ASC 820 establishes a three-tier hierarchy, which prioritizes the inputs used in measuring the fair value of our financial assets and liabilities and are summarized into three broad categories:

Level 1—quoted prices in active markets for identical securities;

Level 2—other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and

Level 3—significant unobservable inputs, including our own assumptions in determining fair value.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. There are no changes during the year ended December 31, 2016, to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis.

The financial assets and liabilities measured at fair value on a recurring basis at December 31, 2016 are as follows:

	December 31, 2016	
	Fair Value	Input Level
American Funds Money Market Fund	$ 1,138	Level 1

Continued

Subsequent Events

Management has reviewed events occurring through February 25, 2017, the date that the financial statements were available to be issued. The Company has determined that there are no subsequent events that require disclosure in the financial statements.

2. FURNITURE AND EQUIPMENT

A summary of furniture and equipment follows:

Furniture and equipment	$ 120,012
Less accumulated depreciation	115,832
	$ 4,180

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2016, the Company had net capital of $ 238,498 which was $ 233,498 in excess of its minimum net capital required of $ 5,000.

4. RELATED PARTY TRANSACTIONS

Substantial managerial services, office facilities, and other benefits are provided by the Company to Brandon Financial Planning, Inc., which is affiliated with the Company through common ownership and control. The Company is reimbursed for such costs allocated to its affiliate. The allocations are based on the relative income of the entities. There were no other financial transactions between the entities during the year ended December 31, 2016.

Continued

During 2016, Brandon Financial Planning, Inc. earned 51% of the combined revenues of the two companies. Brandon Financial Planning, Inc. reimburses the Company for the common expense allocated to it. The expenses affected and the amounts which are being allocated are listed below:

Insurance-group	$ 51,005
Profit sharing	118,188
Rent	22,257
Salaries	664,920
Taxes-payroll	29,216
Telephone	6,522
	$ 892,108
	========

5. RETIREMENT PLAN

The Company maintains a profit sharing plan for all eligible employees. Employees are eligible to participate in the plan upon attaining the age of 21 years, and completing 12 months of active service. Vesting begins with the second year of service and participants become fully vested after six years. Contributions, based on established percentages of eligible paid compensation, totaled $ 201,000 for the year ended December 31, 2016.

6. INCOME TAXES

Income taxes consist of the following:

Current		
Federal (refund)	$ (2,241)	
State	-0---	
Total current income taxes		$ (2,241)

Continued

Deferred		
Federal	(4,068)	
State	(2,701)	
Total deferred income taxes		(6,769)
Total income taxes		$ (9,010)

The difference between income taxes on income before income taxes and the amount computed by applying statutory federal tax rates relates principally to state income tax and nondeductible expenses.

At December 31, 2016, the Company has net operating loss carryforwards of $ 27,121 for federal income tax purposes and $ 41,555 for state income tax purposes.

7. COMMITMENTS AND CONTINGENCIES

The Company has a non-cancelable operating lease for its office space expiring May 31, 2021. rent expense under this lease was $ 37,851 in 2016. See footnote 4 for amounts reimbursed to the Company.

Future minimum operating lease payments at December 31, 2016 are as follows:

Year	
2017	$ 38,162
2018	38,924
2019	39,704
2020	40,503
2021	17,016
	$ 174,309

8. EXEMPTION FROM FILING FORM SIPC-7

Brandon Investments, Inc. claims an exemption from filing Form SIPC-7 through the filing of Form SIPC-3 because their business as a broker-dealer consists of the sale of variable annuities, registered open end investment companies or unit investment trusts and insurance.

9. FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that the counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the security industry is such that large cash balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURTIES AND EXCHANGE COMMISSION
SCHEDULE I

Brandon Investments, Inc.
December 31, 2016

NET CAPITAL	
Total stockholders' equity	$ 374,556
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	319,415
Deductions and/or charges for non allowable assets:	
Commissions receivable	15,084
Due from affiliate	102,209
Deferred tax asset	6,769
Prepaid expenses	7,792
Furniture and equipment, net	4,180
	136,034
Net capital before haircuts on securities positions	238,522
Haircuts on securities	24
Net capital	$ 238,498
	========
AGGREGATE INDEBTEDNESS COMPUTATION	
Liabilities from statement of financial condition	$ 1,329
Total aggregate indebtedness	$ 1,329
	========
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 5,000
	========
Excess net capital	$ 233,498
	========
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital required	$ 232,498
	========
Percentage of aggregate indebtedness to net capital	0.56%
	========

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed the Company's unaudited December 31, 2016 FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 (EXEMPTION)
SCHEDULE II

Brandon Investments, Inc.
December 31, 2016

Rule 15c3-3(k)(2)(i) is an exemption which applies to broker-dealers who do not carry margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. Broker dealers claiming this exemption may not hold funds or securities for, or owe money or securities to, customers. Furthermore, all transactions between the broker-dealer and its customers must be effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Brandon Investment, Inc."

Brandon Investment, Inc. qualifies for this exemption.



Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

February 27, 2017

EXEMPTION REVIEW REPORT

To the Board
Brandon Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brandon Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Brandon Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(1), (the "exemption provisions") and (2) Brandon Investments, Inc. stated that Brandon Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Brandon Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brandon Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dollar Logsdon

Dollar Logsdon CPA

Flower Mound, Texas
February 27, 2017

COMPUTATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)
SCHEDULE III

Brandon Investments, Inc.
December 31, 2016

Rule 15c3-3(K)(2)(i) is an exemption which applies to broker-dealers who do not carry margin accounts and who promptly transmit all customer funds and securities received in connection with its activities as a broker or dealer. Broker dealers claiming this exemption may not hold funds or securities for, or owe money or securities to, customers. Furthermore, all transactions between the broker-dealer and its customers must be effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Brandon Investments, Inc."

Brandon Investment, Inc. qualifies for this exemption.